UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2020

Commission File Number: 001-38281

ERYTECH Pharma S.A.

(Translation of registrant’s name into English)

60 Avenue Rockefeller

69008 Lyon France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-232669) and registration statements on Form S-8 (File Nos. 333-222673 and 333-232670) of ERYTECH Pharma S.A. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of New Director

On March 16, 2020, ERYTECH Pharma S.A. (the “Company”) announced the appointment of Melanie Rolli, M.D., to the Company’s Board of Directors effective March 12, 2020 and the intention to propose the ratification of her appointment at the Company’s next General Meeting of Shareholders.

Dr. Rolli currently serves as the Chief Executive Officer of PIQUR Therapeutics AG, a Basel, Switzerland-based clinical stage biotechnology company dedicated to drug development of targeted therapies in various oncological and dermatological indications, a position she has held since May 2019. She joined PIQUR in 2017 as Chief Medical Officer and took on additional responsibilities as Chief Operating Officer in 2018. Prior to joining PIQUR, Dr. Rolli was at Novartis Pharmaceuticals AG for 14 years, where she held positions of increasing responsibility across the drug development, safety, and medical affairs functions. She graduated from the University of Heidelberg with a doctorate in medicine and pharmacology.

Resignation of Executive Officer

On March 16, 2020, Alexander Scheer, the Company’s Chief Scientific Officer, tendered his resignation effective April 30, 2020.

Press Releases

On March 16, 2020, the Company issued press releases regarding (i) Dr. Rolli’s appointment and (ii) a business update and financial results for fourth quarter and year ended December 31, 2019, including the Company’s announcement regarding Dr. Scheer’s resignation. Copies of the press releases are attached to this Report on Form 6-K as Exhibit 99.1 and Exhibit 99.2, respectively.

EXHIBITS

Exhibit	Description

99.1	Press Release dated March 16, 2020: ERYTECH Announces the Appointment of Dr. Melanie Rolli to its Board of Directors.

99.2	Press Release dated March 16, 2020: ERYTECH Provides Business Update and Reports Financial Results for the Full Year 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.

Date: March 17, 2020	By:	/s/ Eric Soyer
Name Eric Soyer
Title: Chief Financial Officer and Chief Operating Officer